Tiger Renewable Energy Ltd.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

Via Edgar Private Correspondence Filing

March 3, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Tiger Renewable Energy Ltd.
File No. 333-146997
Registration Statement on Form S-1/A
Responsive to Staff Comments Regarding Registration Statement on Form SB-2

Ladies and Gentlemen:

On October 29, 2007, Tiger Renewable Energy Ltd. (formally known as Tiger Ethanol International Inc., and referred to herein as the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SB-2 (the “Registration Statement”). The Company herewith files Amendment No. 2 on Form S-1/A (referred to herein as the “Amendment” and “Form S-1/A”) in response to the Commission's comments, dated February 12, 2008 (the “Comment Letter”), with reference to the Registration Statement. The Amendment filed with the Commission shows cumulative blacklined changes from the Registration Statement.

In addition to the Amendment, the Company herewith responds to the Commission's comments as follows. For convenience and ease of reference, we respond to the Commissions comments in the order of numbering set forth in the Comment Letter, and repeat each Comment herein. The location of information responsive to the Commission’s comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

General

Comment 1:   Please note that the use of Regulation S-B and all forms with an SB designation have been discontinued, effective February 4, 2008. If you amend this filing, you must do so on a Form S-1. See Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, available at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. To that end, please also revise to eliminate all references to Regulation S-B in your filing.

Response:      The Company has filed the Amendment on Form S-1/A but as permitted by the transition rules the Company has retained the Form SB-2 format and eliminated all references to the SB designation.

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1/A	March 3, 2008

Comment 2:   Please ensure that all amounts disclosed in your financial statements are consistent with one another, the accompanying notes, and amounts appearing in other parts of the document. For example, we note that the net loss for the nine months ended November 30, 2006, as disclosed in your consolidated statement of operations on page 53, is inconsistent with the net loss disclosed in your consolidated statements of cash flows on page 55. We also note that current liabilities at October 31, 2007, as disclosed on page 41, is inconsistent with your balance sheet on page 62. Please revise these and any other inconsistencies.

Response:      The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.

Cover

Comment 3:   Please disclose that the offering will be made on a best-efforts basis.

Response:      The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.
         [Form S-1/A, Cover]

Comment 4:   Please note that the cover must be limited to one page.

Response:      The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.
         [Form S-1/A, Cover]

Risk Factors, page 5

Comment 5:   In the risk factor, please disclose how long it will take you to produce 50,000 tons of ethanol. We note on page 35 that you are building an ethanol plant with an annual capacity of 20,000 tons.

Response:     The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.
        [Form S-1/A, Risk Factors, page 11]

Description of Business, page 30

Comment 6:   Under “Key Authorizations and Agreements” on pages 34 and 35, please clearly disclose all remaining licenses and permits you must obtain to carry out your stated business plan. Please disclose how you will procure these licenses and permits and any costs associated with obtaining them. We note that you must still obtain an ethanol manufacturing license and a fuel ethanol permit. We further note that the Chinese Central government has passed an edict limiting the use of corn ethanol production. Please clearly state, if true, that this edict will affect neither your ability to secure the permits and licenses you need to carry out your business plan nor your ultimate goal of producing corn-based ethanol in China.

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1/A	March 3, 2008

Response:     The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.
        [Form S-1/A, Description of Business, pages 34 and 35]

Plan of Operations, page 39

Comment 7:   On page 41, we note your disclosure that “the Company has sufficient funds to satisfy its cash requirements through the end of January, 2008.” As this date has now passed, please update this statement.

Response:     The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.
        [Form S-1/A, Plan of Operations, page 41]

Note 10 — Stockholders’ Equity, page 81

Common Stock, page 81

Comment 8:   We note your response to prior comment 57. However, it appears that you have not addressed the entire comment that was issued. In this regard, please supplementally explain to us how the voluntary surrender of the 25 million common shares reconciles with your disclosures regarding the change in control, particularly in light of the fact that it appears that the shares purchased represented 29.5% of the shares outstanding. Please explain why it is appropriate to reflect the cancellation of these shares prospectively in EPS. In regard to your EPS disclosures, please also tell us why inception to date disclosures are not provided on pages 49, 59 and 73.

Response:      Under the “Original shares” column are the numbers as per the Company’s Financial Statements filed for the years ended November 30, 2004 and 2005.

 Under the “Common Stock” column are the Company’s Financial Statements for the years ended November 30, 2004 and 2005 with adjusted numbers reflecting retro-actively the 7 to 1 stock split.

	Original	Common Stock
	Shares	Shares	Amount
Shares issued to founders for cash	2,000,000	14,000,000	$28,000
Shares issued to founders for cash	2,000,000	14,000,000	$28,000

Shares issued for cash	1,023,250	7,162,750	7,163

Balances at November 30, 2005	5,023,250	35,162,750	35,163

Voluntary surrender common shares		(3,500,000)	(3,500)
Voluntary surrender common shares		(3,500,000)	(3,500)
Voluntary surrender common shares		(9,000,000)	(9,000)
Voluntary surrender common shares		(9,000,000)	(9,000)
Balances at November 30, 2006		10,162,750	10,163

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1/A	March 3, 2008

Before April 2005, Nigel Johnson and Alfred Nutt (the "Sellers") held 4,000,000 restricted common shares of the Company. Following the seven-for-one stock split on April 5, 2006, they tendered 7,000,000 shares of the Company's common stock to the treasury for cancellation and, following that they each tendered an additional 9,000,000 shares of the Company's common stock to the treasury for cancellation. Mr. Johnson and Mr. Nutt held 3,000,000 restricted shares of the Company's common stock after the cancellation.

On June 5, 2006, they sold 3,000,000 restricted common shares of the Company to a group of five individuals and entities. These shares represented 29.5% of the 10,162,750. After the transaction, the group held 29.5% of the outstanding common shares. It was stated that there was a Change of Control because they had the effective control since no other individual held more than 2.5% of the outstanding common shares.

On April 5, 2006 the Company declared a seven-for-one stock split. The Company did consider that the voluntary surrender of the common shares was not similar to a reverse stock split. The Company considered the voluntary surrender as a share redemption and therefore it was reflected through the calculation of the weighted average common shares during the period it occurred (in the November 30, 2006 Statements of Operations).

With regard to the Staff comment on EPS disclosures for inception to date, the “N/A” designation was used on the basis of on-going accounting and disclosure practice for development stage companies. This specific EPS disclosure comment was discussed between Sabiha McConnell of Malone & Bailey and Dale Welcome, Staff Accountant.

List of Exhibits, page 89

Comment 9:   We restate prior comment 61 since you have not filed Exhibit 21, List of subsidiaries, as required by Item 601 of Regulation S-K.

Response:      The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.
         [Form S-1/A, Exhibits, page II-7]

Exhibit 5.1- Legality Opinion

Comment 10:   Please disclose which state law the opinion is based upon.

Response:         The Company has conformed its disclosure in Form S-1/A in response to the Staff's comments.
           [Form S-1/A, Exhibit 5.1]

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto. Thank you very much.

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1/A	March 3, 2008

Sincerely yours,

/s/ James Pak Chiu Leung
James Pak Chiu Leung
President and CEO

cc:  Travis L. Gering, Esq. - Wuersch & Gering LLP

5